7/8

08003651

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Soho Resources Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 0 8 2008 E

**NEW ADDRESS

THOMSON REUTERS

FILE NO. 82- 04126 FISCAL YEAR 2-29-08

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/8/08

082-04126

RECEIVED

2008 JUL -8 A 3:31

2-29-08

AR/S

SOHO RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Soho Resources Corp.

We have audited the consolidated balance sheets of Soho Resources Corp. as at February 29, 2008 and February 28, 2007 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and February 28, 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

June 11, 2008

NEXIA INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

	February 29, 2008	February 28, 2007
ASSETS		
Current		
Cash	$ 4,026,033	$ 1,305,702
Prepaid expenses	41,852	20,306
Receivables	1,249,841	653,428
	5,317,726	1,979,436
Exploration advances	49,815	-
Mineral properties (Note 4)	15,335,977	9,170,159
Equipment (Note 5)	87,605	35,838
	$ 20,791,123	$ 11,185,433
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 433,458	$ 1,021,601
Promissory notes payable (Note 7)	-	12,265
Obligation under share purchase agreement (Note 4)	203,160	234,000
Capital lease obligation (Note 7)	6,485	10,870
	643,103	1,278,736
Asset retirement obligation (Note 6)	177,122	144,000
	820,225	1,422,736
Shareholders' equity		
Capital stock (Note 8)	35,923,254	24,449,645
Obligation to issue shares (Note 8)	-	112,000
Contributed surplus (Note 8)	2,722,992	1,835,858
Deficit	(18,675,348)	(16,634,806)
	19,970,898	9,762,697
	$ 20,791,123	$ 11,185,433

Nature and continuance of operations (Note 1)
Commitments (Note 15)
Subsequent events (Note 16)

On behalf of the Board:

"Ralph Shearing" Director "Paul Chung" Director
Ralph Shearing Paul Chung

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS, AND DEFICIT

	Years ended February 29, 2008	February 28, 2007
EXPENSES		
Amortization	$ 18,035	$ 9,133
Business promotion	238,964	59,704
Communications	60,696	77,688
Consulting and financial services	86,333	27,500
Foreign exchange loss	138,337	131,523
Insurance	46,106	37,217
Interest on capital lease obligation and promissory notes	3,429	5,581
Investor relations	58,160	152,444
Management fees	60,000	90,000
Office and miscellaneous	88,405	73,746
Professional fees	374,389	382,996
Property investigations	91,244	-
Regulatory fees	23,970	19,852
Rent	89,437	66,194
Stock-based compensation (Note 9)	379,665	1,012,521
Transfer agent	19,157	15,903
Travel	173,116	71,825
Wages and benefits	345,066	116,347
Loss before other items	(2,294,509)	(2,350,174)
OTHER ITEMS		
Interest income	253,967	81,971
Loss and comprehensive loss for the year	(2,040,542)	(2,268,203)
Deficit, beginning of year	(16,634,806)	(14,366,603)
Deficit, end of year	$ (18,675,348)	$ (16,634,806)
Basic and diluted loss per common share	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding	96,709,411	69,597,777

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended February 29, 2008	February 28, 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (2,040,542)	$ (2,268,203)
Items not affecting cash		
Amortization	18,035	9,133
Stock-based compensation expensed	379,665	1,012,521
Unrealized foreign exchange loss (gain)	(45,718)	6,000
Changes in non-cash working capital items		
Decrease (increase) in prepaid expenses	(21,546)	3,172
Increase in receivables	(596,413)	(486,347)
Increase (decrease) in accounts payable and accrued liabilities	101,351	(156,503)
Net cash used in operating activities	(2,205,168)	(1,880,227)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares	12,452,725	7,098,269
Share issue costs	(805,945)	(58,332)
Payment under share purchase obligation	-	(57,000)
Repayments of promissory notes	-	(19,016)
Repayments of capital lease obligation	(4,385)	(3,248)
Net cash provided by financing activities	11,642,395	6,960,673
CASH FLOWS FROM INVESTING ACTIVITIES		
Equipment purchase	(69,802)	(928)
Mineral properties	(6,597,279)	(4,254,419)
Exploration advances	(49,815)	-
Net cash used in investing activities	(6,716,896)	(4,255,347)
Increase in cash during the year	2,720,331	825,099
Cash, beginning of year	1,305,702	480,603
Cash, end of year	$ 4,026,033	$ 1,305,702

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity consists of the acquisition and exploration of mineral properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have primarily been funded by the issuance of capital stock. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

	February 29, 2008	February 28, 2007
Deficit	$(18,675,348)	$(16,634,806)
Working capital	$4,674,623	$700,700

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Samarkand de Mexico S.A. de C.V. ("Samarkand"), Sierra Soleada S.A. de C.V. ("Sierra") and 531607 BC Ltd.; and its 99.4% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Significant estimates include the value of receivables, mineral properties, asset retirement obligations, and stock based compensation. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates approximating those in effect at the time of the transactions. Translation gains and losses are included in the results of operations for the year.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives on the declining balance basis as follows:

Computer equipment	30%
Office equipment	20%
Geological equipment	30%

Leasehold improvements are amortized on a straight-line basis over 5 years.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation. The Company estimates the fair value of stock options and compensatory warrants at the date of grant using the Black-Scholes option pricing model and expenses the fair value over the period of the vesting. Any consideration paid on exercise of stock options and compensatory warrants to purchase shares is credited to capital stock.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Income taxes

Future income taxes are recorded for using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

Financial Instruments

Effective March 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company did not have any comprehensive income in the year.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading financial instruments, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial assets are measured at fair value and changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired.

Cash is classified as held-for-trading. Receivables are classified as loans and receivables and accounts payable and accrued liabilities are classified as other liabilities, all of which are measured at amortized cost.

The adoption of these new sections has not had a significant impact on the Company's financial position, results of operations and cash flows.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Assessing Going Concern

The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose and entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

4. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

In 1997, pursuant to a share purchase agreement through Samarkand, the Company acquired 90% of the issued and outstanding capital stock of Sacramento. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento from 90.0% to 99.4%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 1.6% net smelter returns royalty ("NSR").

Pursuant to the share purchase agreement, the Company is obligated to make final payments of US$200,000 to the vendors of the Sacramento shares.

At February 28, 2008, $49,815 (2007 - $Nil) had been advanced to the project for future exploration costs.

In 2006, the Company entered into an agreement for surface access rights to certain areas of the Tahuehueto project, expiring in May 2016. Under the terms of this agreement the Company must pay an annual fee escalating at 5% per annum. The fee for the 2008 fiscal year was US$21,000.

Mineral property costs incurred on the Tahuehueto Project were incurred as follows:

	February 29, 2008	February 28, 2007
Balance, beginning of year	$ 9,170,159	$ 3,750,625
Acquisition costs	-	191,425
Assays, data and maps	370,137	276,980
Asset retirement charge	48,000	119,000
Drilling	2,186,148	1,561,032
Equipment and supplies	798,247	865,943
Geological consulting	628,624	819,414
Insurance	19,653	13,696
Mineral concession taxes, licences, and fees	79,198	62,781
Project office	251,268	116,900
Stock-based compensation (Note 9)	222,298	127,764
Subcontractors and equipment rentals	610,074	847,111
Transportation, travel, and lodging	82,384	144,324
Wages and benefits	869,787	273,164
Mineral property costs incurred during the year	6,165,818	5,419,534
Balance, end of year	$15,335,977	$ 9,170,159

5. EQUIPMENT

	2008			2007		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 73,530	$60,437	$ 13,093	$ 62,082	$57,279	$ 4,803
Office equipment	62,092	31,542	30,550	47,629	25,712	21,917
Leasehold improvements	48,978	9,028	39,950	5,086	1,700	3,386
Geological equipment	9,632	5,620	4,012	9,633	3,901	5,732
	$194,232	$106,627	$87,605	$124,430	$88,592	$35,838

6. ASSET RETIREMENT OBLIGATION

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. During the year ended February 29, 2008, the Company accrued a further $48,000 (2007 - $119,000) asset retirement charge, net of a foreign exchange gain of $14,878, for a total asset retirement obligation of $177,122 (2007 - $144,000). The asset retirement obligation of $177,122 is considered to be present value.

7. CAPITAL LEASE OBLIGATION and PROMISSORY NOTES PAYABLE

a) The Company entered into a capital lease agreement in connection with the rental of certain office equipment. The lease is payable by monthly payments of $434 until February 2009, plus a final payment of $1,505, is secured by the equipment, and bears interest at 13% per annum.

b) The Company issued three promissory notes in connection with vehicles acquired for and included in mineral properties. These notes were repayable by monthly principal and interest payments of $2,750, until June 2007, are unsecured, and bear interest at 24.5% per annum. These notes were fully repaid during the 2008 fiscal year.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Share Amount	Contributed Surplus
Authorized:			
Unlimited common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued:			
Balance as at February 28, 2006	59,771,801	$ 17,164,165	$ 941,116
Private placement	9,200,000	5,520,000	-
Private placement – Finders' fees	276,000	165,600	-
Broker unit warrants exercised	116,137	93,680	(35,611)
Warrants exercised	4,249,125	1,327,168	(12,093)
Share issue costs	-	(223,932)	-
Stock-based compensation (Note 9)	-	-	1,140,285
Options exercised	965,000	402,964	(197,839)
Balance as at February 28, 2007	74,578,063	$ 24,449,645	$ 1,835,858
Private placement	24,400,000	12,200,000	-
Mineral property acquisition obligation	200,000	112,000	-
Broker unit warrants exercised	263,850	212,829	(80,904)
Share issue costs	-	(1,286,249)	480,303
Stock-based compensation (Note 9)	-	-	601,964
Options exercised	570,000	192,113	(96,513)
Warrants exercised	126,000	42,916	(17,716)
Balance as at February 29, 2008	100,137,913	$ 35,923,254	$ 2,722,992

Fiscal 2008 Transactions

a) On April 17, 2007 the Company completed a non-brokered private placement of 2,800,000 units at $0.50 per unit for total proceeds of $1,400,000. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant being exercisable for one additional common share at a price of $0.70 until April 17, 2009.

b) On April 17, 2007 the Company completed a brokered private placement of 21,600,000 units at $0.50 per unit for total proceeds of $10,800,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant, with each whole warrant being exercisable for one additional common share at a price of $0.70 until April 17, 2009.

In connection with this financing the Company issued 1,296,000 brokers' warrants as an agents' commission. Each broker warrant entitles the agents to purchase one broker unit at a price of $0.50 until April 17, 2009. Each broker unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant underlying the broker unit entitles the agents to acquire one additional common share at a price of $0.70 until April 17, 2009.

These brokers' unit warrants have been valued using the Black-Scholes option pricing model assuming a risk free interest rate of 4.11%, expected life of two years, annualized volatility of 81.6% and a dividend rate of 0%. The brokers' unit warrants fair value of $480,303 was recorded as share issue costs offset to contributed surplus.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Fiscal 2008 Transactions (cont'd...)

c) Pursuant to a December 2006 agreement, on March 14, 2007 the Company issued 200,000 shares at a value of $112,000 on the acquisition of a 0.4% NSR previously granted to one of the vendors of the Sacramento shares.

Fiscal 2007 Transactions

On May 16, 2006, the Company completed a brokered private placement of 9,200,000 units at $0.60 per unit for total proceeds of $5,520,000. In connection with this financing the Company issued 276,000 units as finders' fees at a price of $0.60 per unit for a total value of $165,600. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable at a price of $0.80 per share and expires on May 16, 2008.

9. STOCK OPTIONS AND WARRANTS

A 2007 Stock Option Plan was approved by the shareholders on October 11, 2007, at the Company's annual general meeting. Under the 2007 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors.

Stock-based compensation

During the year ended February 29, 2008, the Company granted 2,090,000 (February 28, 2007 – 2,269,877) stock options. The options vest 25% upon the date of grant, and then at a rate of 25% (2007 – 25%) every 3 months thereafter, until fully vested.

For the year ended February 29, 2008, the total fair value of options granted using the Black-Scholes option pricing model was $644,932 (February 28, 2007 – $961,832). A total of $379,665 (February 28, 2007 - $1,012,521) was charged to operations and $222,298 (February 28, 2007 - $127,764) has been included in mineral properties, all offset to contributed surplus. Unvested options with a fair value of $158,979 were cancelled during the year. The remaining balance of $44,550 will be recorded in future periods. The weighted average fair value of the options granted during the year was $0.31 (February 28, 2007 - $0.42) per option.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and compensatory warrants granted during the year:

	February 29, 2008	February 28, 2007
Risk-free interest rate	4.20%	4.11%
Expected life of options/warrants	3.5 Years	4.5 Years
Annualized volatility	92.77%	99.07%
Dividend rate	0%	0%

9. STOCK OPTIONS AND WARRANTS (cont'd…)

Stock-based compensation (cont'd…)

As at February 29, 2008 the Company had outstanding stock options as follows:

Number of Shares	Exercise Price	Expiry Date
300,000	$0.65	December 1, 2008
1,075,000	$0.15	March 18, 2009
300,000	$0.50	September 1, 2009
140,000	$0.15	September 29, 2009
100,000	$0.20	November 2, 2009
250,000	$0.25	November 2, 2009
50,000	$0.30	February 8, 2010
300,000	$0.25	March 17, 2010
200,000	$0.30	June 27, 2010
150,000	$0.30	September 15, 2010
150,000	$0.30	November 1, 2010
75,000	$0.20	December 1, 2010
1,280,000	$0.30	December 8, 2010
500,000	$0.63	May 17, 2011
350,000	$0.60	August 1, 2011
50,000	$0.50	December 1, 2011
200,000	$0.50	January 20, 2012
200,000	$0.45	March 19, 2012
350,000	$0.55	April 25, 2012
25,000	$0.64	May 10, 2012
95,000	$0.50	June 15, 2012
250,000	$0.50	September 1, 2012
150,000	$0.25	January 1, 2013
6,540,000		

Stock option transactions are summarized as follows:

	February 29, 2008		February 28, 2007	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	6,000,000	$ 0.33	4,865,123	$ 0.23
Granted	2,090,000	$ 0.51	2,269,877	$ 0.51
Exercised	(570,000)	$ 0.17	(965,000)	$ 0.21
Expired/cancelled	(980,000)	$ 0.54	(170,000)	$ 0.35
Balance, end of year	6,540,000	$ 0.37	6,000,000	$ 0.33
Options exercisable, end of year	5,978,750	$ 0.36	5,293,750	$ 0.31

9. STOCK OPTIONS AND WARRANTS (cont'd...)

Warrants

As at February 29, 2008, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
9,476,000	$ 0.80	May 16, 2008
12,199,999	$ 0.70	April 17, 2009
21,675,999		

Warrant transactions are summarized as follows:

	February 29, 2008		February 28, 2007	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	13,252,568	$ 0.76	7,967,625	$ 0.48
Issued	12,199,999	$ 0.70	9,534,068	$ 0.80
Exercised	(126,000)	$ 0.20	(4,249,125)	$ 0.31
Expired/cancelled	(3,650,568)	$ 0.69	-	-
Balance, end of year	21,675,999	$ 0.74	13,252,568	$ 0.76

Brokers' Unit Warrants

Brokers' unit warrants transactions and the number of brokers' unit warrants outstanding are summarized as follows:

	February 29, 2008		February 28, 2007	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	322,613	$ 0.50	438,750	$ 0.50
Granted	1,296,000	$ 0.50	-	-
Exercised	(263,850)	$ 0.50	(116,137)	$ 0.50
Expired/cancelled	(58,763)	-	-	-
Balance, end of year	1,296,000	$ 0.50	322,613	$ 0.50

On April 17, 2007, the Company issued 1,296,000 brokers' unit warrants as an agents' commission. Each broker warrant entitles the agents to purchase one broker unit at a price of $0.50 until April 17, 2009. Each broker unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant underlying the broker unit entitles the agents to acquire one additional common share at a price of $0.70 until April 17, 2009.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	February 29, 2008	February 28, 2007
Cash paid during the year for interest	$ 3,429	$ 5,581
Cash paid during the year for income taxes	$ -	$ -

Significant non-cash transactions during the year ended February 29, 2008 included:

a) The accrual of deferred exploration costs of $308,298 at February 29, 2008.

b) The application of $222,298 of stock-based compensation to deferred exploration costs.

c) Pursuant to an accrued obligation to acquire a net smelter royalty, the Company issued 200,000 shares at a value of $112,000.

d) The application of $96,513, $80,904, and $17,716, from contributed surplus to capital stock for the fair value of options, broker unit warrants, and finders' fees warrants exercised, respectively.

e) The accrual of asset retirement obligations of $48,000 included in mineral properties at February 29, 2008.

f) The issuance of brokers' unit warrants valued at $480,303 for share issue costs.

Significant non-cash transactions during the year ended February 28, 2007 included:

a) The issuance of 276,600 units valued at $165,600 as consideration for finders' fees.

b) The accrual of deferred exploration costs of $1,010,057 at February 28, 2007.

c) The application of $127,764 of stock-based compensation to deferred exploration costs.

d) The accrual of NSR acquisition cost of $112,000 pursuant to an obligation to issued 200,000 shares.

e) The application of $197,839, $35,611, and $12,093 from contributed surplus to capital stock for the fair value of options, brokers' unit warrants, and finders' fees warrants exercised, respectively.

f) The accrual of asset retirement obligations of $119,000 included in mineral properties at February 28, 2007.

g) The acquisition of equipment for $14,119 in exchange for a capital lease obligation.

h) The application of exploration advances of $84,140 to mineral properties

i) The acquisition of exploration equipment included in mineral properties of $31,280 in exchange for promissory notes payable.

11. INCOME TAXES

a) A reconciliation of income taxes at statutory rates with reported taxes follows:

	February 29, 2008	February 28, 2007
Loss before income taxes	$ (2,040,542)	$ (2,268,203)
Expected income tax (recovery)	$ (687,255)	$ (811,790)
Reconciliation for foreign income tax	12,153	16,361
Stock-based compensation	127,871	362,381
Other	(1,968,106)	(1,811,448)
Unrecognized benefits of non-capital losses	2,515,337	2,244,496
Total income tax recovery	$ -	$ -

b) Significant components of the Company's future income tax assets are as follows:

	February 29, 2008	February 28, 2007
Future income tax assets		
Capital loss carryforwards	$ 277,000	$ 330,000
Non-capital loss carryforwards	4,368,000	3,013,000
Financing costs	205,000	69,000
Equipment	7,000	13,000
	4,857,000	3,425,000
Future income tax liabilities		
Resource property expenditures	(2,672,000)	(1,275,000)
	2,185,000	2,150,000
Valuation allowance	(2,185,000)	(2,150,000)
Net future income tax assets	$ -	$ -

The Company has non-capital losses carried forward of approximately $16,800,000 which expire through to 2028. Subject to certain restrictions, the Company also has net capital losses and resource expenditures available to reduce taxable income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

12. RELATED PARTY TRANSACTIONS

During the year ended February 29, 2008, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $60,000 (2007 – $90,000) to a company controlled by a director.

b) Paid a salary and bonus of $103,332 (2007 – $Nil) to an employee who is a director and officer of the Company.

c) Paid or accrued investor relations fees of $15,000 (2007 - $60,000) to a company controlled by an former officer.

d) Paid or accrued consulting fees of $23,250 (2007 - $Nil) to a company controlled by a director.

e) Paid or accrued $149,084 (2007 - $Nil) for geological consulting fees and exploration management services, included in mineral properties, to an officer of the Company and to a company controlled by that officer.

f) Paid or accrued professional fees of $93,150 (2007 - $Nil) to a company controlled by an officer.

g) Paid or accrued $Nil (2007 - $272,564) for exploration drilling services, included in mineral properties, to a company controlled by a director.

h) Paid or accrued $Nil (2007 - $49,967) for exploration equipment rental, included in mineral properties, to a company controlled by a director.

i) Paid or accrued $Nil (2007 - $19,015) for exploration equipment purchased from a company controlled by a director.

On October 31, 2007 the Company terminated an agreement to pay a $7,500 monthly management fee to a company controlled by an officer. At the same time the officer entered into an employment contract with the Company. Under the terms of the employment contract, the officer is paid a salary of $13,333 per month, plus a $50,000 bonus, and is eligible to receive 400,000 share purchase options. The share purchase options have not yet been granted.

Included in accounts payable at February 29, 2007 was $6,508 (February 28, 2007 - $Nil) for consulting fees due to a company controlled by a director.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

13. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and exploration of resource properties in Mexico. Geographical information is as follows:

	February 29, 2008	February 28, 2007
Capital assets are located in:		
Canada	$ 87,605	$ 35,838
Mexico	15,335,977	9,170,159
	$ 15,423,582	$ 9,205,997

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and obligation under share purchase agreement. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Credit risk

The Company is exposed to credit risk only with respect to uncertainties as to timing and collectability of receivables, primarily refundable IVA tax (value added tax) due from the government of Mexico.

15. COMMITMENTS

The Company has the following commitments at February 29, 2008:

a) The Company rents its office premises under an operating lease until June 2012. The operating lease commitment, including rent plus estimated common area costs, is approximately $89,000 per annum.

b) The Company leases office equipment under an operating lease until July 2009, at a cost of $2,100 per annum.

c) The Company rents office and warehouse space in Mexico under operating leases until May 2009 at a total monthly rent of MXP$24,500 (Cdn$2,300).

16. SUBSEQUENT EVENTS

Subsequent to February 29, 2008:

a) The Company granted 400,000 stock options at an exercise price of $0.25 per common share to a consultant expiring on April 15, 2013.

b) The Company cancelled 125,000 stock options at an exercise price of $0.25 per common share expiring on January 1, 2013 previously granted to employees.

c) The Company cancelled 300,000 stock options at an exercise price of $0.50 per common share expiring on September 1, 2009 previously granted to consultants.

d) The Company granted 200,000 stock options at an exercise price of $0.25 per common share to a consultant expiring on May 1, 2010.

FORM 51-102F1

Soho Resources Corp.
SOH:TSXV

Management's Discussion and Analysis

For the Period Ended February 29, 2008

Overview

This Management's Discussion and Analysis (MD&A) of the financial position and results of operations of Soho Resources Corp. ("Soho") includes its wholly-owned subsidiaries; Samarkand de Mexico S.A. de C.V. ("Samarkand"), Sierra Soleada S.A. de C.V. ("Sierra"), and 531607 BC Ltd.; and its 99.4% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). The MD&A should be read in conjunction with the consolidated financial statements for the fiscal year ended February 29, 2008. The information in this MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of June 18, 2008, the date of this MD&A.

Effective March 1, 2007, the Company increased its ownership in Sacramento from 90.0% to 99.4%.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development, and upon future profitable production.

Summary of Operations

Soho's principal business activity is the acquisition and exploration of resource properties. The Company, through its Mexican subsidiaries, owns a majority interest in a mineral exploration property, the Tahuehueto Project, located in Durango State, Mexico. The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada, and trades on the TSX Venture Exchange under the symbol "SOH". Additional information may be obtained from the Company's web site (www.sohoresources.ca) and SEDAR (www.sedar.com).

Since acquiring rights to the Tahuehueto Project in 1997, Soho has identified at least 12 poly-metallic zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometres.

Soho has completed more than 44,000 metres of drilling in approximately 220 holes since drilling operations started on the Project in January 2005. This drilling has primarily been focused on resource definition within five centrally located priority zones — El Creston, Cinco de Mayo, Santiago, Catorce and El Rey — and on initial testing of nearby high-potential targets, such as the Texcalama Structure.

In April 2008, Soho received its first Canadian National Instrument (NI) 43-101 compliant mineral resource estimate for Tahuehueto, which represents only the upper near-surface portion of three structures:

- El Creston was tested over approximately 670 metres of strike length;
- The Cinco de Mayo-Santiago Structure, known to be at least 3 kilometres long, was drill-tested over about 2.5 kilometres of strike length;
- The El Rey Structure was tested over approximately 250 metres of strike length.

Drilling data from these structures were submitted to Mine Development Associates ("MDA"), an independent engineering firm based in Reno, Nevada. MDA calculated inferred resources containing 383,000 ounces gold-equivalent *(calculated using Gold oz + Silver oz/60, assumes 100% Au & Ag recoveries and excludes base metal content)* plus 33 million pounds of copper, 110 million pounds of lead and 201 million pounds of zinc.

During the year ended February 29, 2008 the Company has raised $12,452,725 through equity private placements and the exercise of previously outstanding warrants and stock options.

At February 29, 2008 the Company had working capital of $4,674,623. The current operations of the Company have primarily been funded by the issuance of capital stock. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

Selected Annual Financial Information:

	2008	2007	2006
Loss for the year	$(2,040,542)	$(2,268,203)	$(1,354,478)
Loss per share	$(0.02)	$(0.03)	$(0.03)
Total assets	$20,791,123	$11,185,433	$4,535,851
Long-term debt	$177,122	$144,000	$25,000

Fiscal 2008

There was a net decrease in the Company's general expenses of approximately $56,000. The most significant change was a decrease in stock-based compensation of $633,000 due to 2007 being an unusually high amount, the 2008 expense was relatively consistent with the 2005 and 2006 fiscal years. During fiscal 2008 several personnel changes resulted in a decrease in both investor relations and management fees of $124,000 offset by an increase in wages and benefits of $229,000 as certain functions previously performed by consultants were now done by employees. At the same time there were increases in: business promotion of $179,000; consulting fees of $59,000, and travel expenses of $101,000 – these resulted from increased attendance at trade shows, the production of a corporate research report, a corporate video, and advertising. Administrative expenses including communications, rent, office, and insurance increased $30,000. Again, these expense increases are due to the general increase in the business and financing activities associated with the exploration of the Company's Tahuehueto property. The Company also incurred $91,000 in property investigation costs relating to the search for new mineral properties. The Company earned about $172,000 more interest income compared to the previous year.

Total assets increased approximately $9,606,000 in 2008. Significant items that account for this increase include:

- A further $6,216,000 in exploration advances and deferred exploration expenditures on the Tahuehueto property;
- Refundable taxes associated with the increase in exploration costs increased by $474,000;
- The Company's cash position improved by $2,720,000 primarily as a result of a private placement financing of $12,200,000 in April 2007 and the exercise of warrants and options during the year;
- Interest receivable on funds invested in GIC's increased $100,000;
- Prepaid expenses increased $22,000; and
- Equipment increased $52,000, net of amortization, as a result of the purchase of office furniture, computers, and leasehold improvements.

Long-term debt is the Company's estimated asset retirement obligation in connection with environmental and reclamation costs on the Tahuehueto property. In both 2007 and 2008 this amount has increased in direct relation to the area disturbed by the Company's increase in drilling activities.

Fiscal 2007

The Company's general expenses increased by approximately $1,000,000 compared to the 2006 fiscal year. Included in this amount is an increase in stock-based compensation of $570,000, plus increased business promotion, communications, investor relations, expenses totalling $135,000. Administrative expenses including rent, office, wages, benefits, and insurance increased $144,000. Foreign exchange costs increased $110,000. Fees for professional services also increased by $183,000. These expense increases are due to the general increase in the business and financing activities associated with the exploration of the Company's Tahuehueto property. Some discretionary expenses decreased, plus the Company earned about $75,000 more in 2007 in interest income.

Total assets increased approximately $6,650,000 in 2007 as a result of a further $5,200,000 in deferred exploration expenditures on the Tahuehueto property. Refundable taxes associated with the increase in exploration expenses increased by $486,000, plus cash increased by $825,000 as a result of a private placement financing and the exercise of warrants and options during the year.

Selected Quarterly Financial Information:

Fiscal year	**2008**				**2007**			
Fiscal quarter	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Period end date	**Feb 29/08**	**Nov 30/07**	**Aug 31/07**	**May 31/07**	**Feb 28/07**	**Nov 30/06**	**Aug 31/06**	**May 31/06**
Loss for the period	$(576,600)	$(627,979)	$(365,224)	$(470,739)	$(530,973)	$(401,029)	$(914,108)	$(422,093)
Loss per share	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Total assets	$20,791,123	$21,117,123	$21,818,925	$22,444,682	$11,185,433	$10,848,277	$10,043,863	$10,278,138
Long-term debt	$177,122	$169,000	$169,000	$156,500	$144,000	$62,500	$50,000	$37,500

The losses for each of the 2007 and 2008 fiscal periods have increased generally as a result of the increased business activities associated with new equity financings and the exploration of the Company's Tahuehueto mineral property. Each of the 2007 and 2008 quarterly losses are reasonably consistent, averaging approximately $373,000 per period, after excluding stock-based compensation charges, foreign exchange, and interest earned.

The Company grants stock options resulting in significant charges for stock-based compensation. These charges are usually allocated over four fiscal quarters, depending on vesting terms. However, there can still be significant quarterly variations in the number and value of options granted from one period to the next. In fiscal 2008, the quarterly losses include stock-based compensation charges totaling $379,665, and $1,012,521 in the year ended February 28, 2007 for the fair value of stock options granted.

The Q2 2007 loss includes a large charge of $600,093 for stock-based compensation, while the Q1 2007 period charge was $86,314. When these amounts are excluded from these periods, the net losses are relatively consistent at Q1 2007 - $335,779; and Q2 2007 - $314,015. This large charge for stock-based compensation is primarily due to various stock options granted during the period December 2005 to May 2006, under the Company's 2006 Stock Option Plan. Until the plan was approved by shareholders at the Company's July 28, 2006 AGM, the recognition of this stock-based compensation charge was deferred until the August 31, 2006 fiscal period.

The Q3 2008 loss increased as a result of a $37,000 decrease in interest income as invested funds are consumed by operations. At the same time business promotion, consulting fees, investor relations and travel expenses all increased by $155,000 as a result of increased promotional activities. There was also a change to management compensation resulting in a net expense increase of approximately $70,000.

The Q4 2008 loss is consistent with the previous three quarters after taking into account the higher than usual expenses in Q3 2008, as noted above.

During the Q1 period ended May 31, 2006, the Company raised approximately $5,947,000 in cash, and a further $1,151,000 during the remainder of the year, by the issuance of common shares. In the Q1 period ended May 31, 2007 the Company raised a further $12,397,000 by the issuance of common shares. This accounts for the significant increase in total assets in the fiscal 2007 and 2008 periods.

Long-term debt is the Company's estimated asset retirement obligation in connection with environmental and reclamation costs on the Tahuehueto property. In both 2007 and 2008 this amount has increased in direct relation to the area disturbed by the Company's increase in drilling activities.

Results of Operations

The Company incurred $2,294,509 in general and administrative plus interest expenses during the year ending February 29, 2008. Generally, expenses increased as a result of the increase in business activities compared to the equivalent 2007 fiscal periods. After the exclusion of stock-based compensation charges and foreign exchange, total expenses increased approximately $570,000 in 2008 over the previous fiscal year.

Professional fees include legal, accounting, and audit fees. Both legal and accounting fees have increased; the overall increase in the volume of transactions has increased administrative costs including current accounting fees.

Business promotion and consulting fees expenses include fees paid for advertising, development and production of promotional materials, registration fees for trade shows, corporate communication services and financial consulting associated with the Company's on going search for additional sources of financing. During fiscal 2008 the Company incurred additional costs for a corporate video and a corporate research report.

Communications expense includes the costs of Soho's office telephones, fax, mobile phones, web site design and maintenance, web hosting and internet access services.

The increase in rent for the current year is because the company has increased the size of its Vancouver office, plus there is a general increase in overhead costs charged by the landlord. In connection with this change in the Vancouver office, amortization expense increased as a result of the purchase of additional office assets.

Wages and benefits increased as the Company hired four more full time administrative personnel compared to the 2007 fiscal year. Consultants previously performed some of the work now done by these employees, including certain investor relations activities. Investor relations expense decreased about $94,000 in fiscal 2008.

On October 31, 2007 the Company terminated an agreement to pay a $7,500 monthly management fee to CMB Investments Ltd. (CMB), a company controlled by Ralph Shearing, a director and CEO of the Company. At the same time the Company entered into a new employment contract with Mr. Shearing. Under the terms of the employment contract, the officer is paid a salary of $13,333 per month, plus a $50,000 bonus, and is eligible to receive 400,000 share purchase options. The bonus is included in wages expense, while the share purchase options have not yet been granted.

Travel expenses include the costs of vehicles, airfares, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Tahuehueto property, as well as attendance at various trade shows. The increases in travel expenses in fiscal 2008 are due to the higher costs and number of trade shows attended, as well as greater number of trips by management to Mexico.

The Company's Tahuehueto project is located in a remote area, a considerable distance from any commercial and business centres. To facilitate the expanded exploration activities on the Tahuehueto property, in June 2006 the Company established an office in Durango City, Durango, Mexico. This office oversees the administration of the exploration activities, including the procurement of services, supplies, and equipment from local vendors. As the office exists solely for the benefit of the exploration activities, the costs of maintaining and operating the office have been included with the Tahuehueto deferred exploration costs. These office and administrative costs include personnel salaries, rent, communications, office supplies, and office equipment.

In addition to the Durango office, the Company rents warehouse space primarily for the storage of diamond drill core sample materials extracted from the Tahuehueto property. The sample materials, reject samples, and pulps are stored here after delivery from the preparation lab. The warehouse is also used to temporarily store supplies and equipment prior to being shipped to the Tahuehueto project.

During the summer of 2007 the Company engaged a consultant to assist in locating and evaluating new resources properties in Mexico with the potential for further exploration development. Property investigation expense includes the consultant's fees, travel, and technical expenses associated with the property investigations.

The Company's surplus cash is held in an interest bearing deposit, and drawn upon only as funds are needed for operations. Interest income has increased by approximately $172,000 because the interest rate was higher, the amount deposited is significantly higher, and the time period longer.

Included in accounts receivable at February 29, 2008 is $1,103,695 of refundable IVA tax (value added tax) due to the Company from the government of Mexico. The Company has filed the required documents to claim the refunds with the Mexican tax authorities, however the refund process and procedure is both bureaucratic and slow. During the 2008 fiscal year the Company received approximately $120,000 of IVA tax refunds. Subsequent to February 29, 2008, up to the date of this report, the Company has received additional IVA refunds of approximately $300,000, and the Company expects to receive further refunds over the next 2-4 months.

Except as may be otherwise indicated, all of the above noted transactions have received regulatory approvals, where required.

Resource Properties and Investments

Tahuehueto Mine Project, Mexico

Overview

Through a 99.4%-owned Mexican subsidiary, Soho Resources Corp. controls 100% of the Tahuehueto project situated in a historic mining district of northwestern Durango State. The 9,081-hectare property covers at least 12 known mineralized zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometres.

Tahuehueto lies within the prolific Sierra Madre mineral belt, which hosts a series of historic and producing mines and most of Mexico's active exploration and development projects. The project is situated approximately 100 kilometres southwest of silver mines in the Guanacevi region, and about 25 kilometres north of the silver mines at Topia.

Access to the property is by road, about nine hours from Durango City, or by fixed-wing aircraft to a nearby landing strip. The project site is remote, with only a few small villages in this portion of the Municipality of Tepehuanes.

Spanish explorers were the first to discover the gold-silver veins at Tahuehueto, but were unable to process the sulphide mineralization. Various companies explored the property, starting in the early 1900s, leading to development of underground workings and very limited historic production. Soho acquired rights to the project in 1997, shortly after the Mexican government reformed its mining laws and adopted new policies aimed at attracting foreign investment to the mining sector. The Company was attracted to Mexico because of its vast geological potential and favorable investment climate, and to the Tahuehueto project because of the evidence of a highly mineralized epithermal system, past exploration activity, and excellent potential for significant new discoveries. It was also noted that geologically similar deposits in nearby districts have produced millions of ounces of gold and silver, along with associated base metals in some cases, from multiple zones and structures. One such example is the La Cienega mine, owned and operated by Penoles, Mexico's largest mining company. This large-scale underground mine hosts more than one million ounces of gold in reserves, and also produces silver, lead and zinc. Another is San Dimas District, which hosts several large underground mines that have produced more than 9 million ounces gold and 700 million ounces silver from about 22 structures. Goldcorp Inc. controls the San Dimas district and surrounding mines through its subsidiary Luismin Mines.

Ownership and Access Rights

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

In 1997, pursuant to a share purchase agreement, and one amendment thereto, the Company acquired, through its wholly-owned Mexican subsidiary Samarkand de Mexico, 85% of the issued and outstanding capital stock of Sacramento and subsequently acquired an additional 5%. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento to 99.4%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. Certain core concessions of the property, comprising approximately 2,060 hectares, are subject to a 1.6% net smelter returns royalty.

On December 4, 2006 the Company settled its outstanding obligation to one of the vendors, Senor Alberto Shade Zavala, and in doing so, as part of the settlement, the Company also purchased Senor Shade's 0.4% net smelter return royalty interest covering a portion of the previous net smelter return held by the vendors, thereby reducing the outstanding net smelter return on the Project to 1.6% from 2%. Total compensation paid by the Company to Senor Shade was US$50,000, representing his pro-rata portion of the final payments due to the vendors under the original Share Purchase Agreement, plus US$75,000 and 200,000 common shares priced at $0.56 per share for the 0.4% net smelter return royalty interest. These shares were issued during the period ended May 31, 2007 at a total value of $112,000.

Pursuant to the share purchase agreement and its subsequent amendment as referred to above, the Company is obligated to make a final payment of US$200,000 to the remaining two vendors of the Sacramento shares.

Based upon regional reconnaissance work in and around Tahuehueto, Soho staked additional concessions covering approximately 7,018 hectares to encompass most of the prospective ground in the Tahuehueto district. This staking brings Soho's total Tahuehueto project area to 9,081 hectares.

In May 2006, the Company entered into a Surface Rights Agreement with Comunidad La Bufa, the local community residents' formal legal entity. The Surface Rights Agreement has an initial term of ten years expiring in May 2016, and is extendable for an additional five years. The agreement covers the core 2,062 original hectares of the project and allows the Company unrestricted access to explore, develop and mine metals within the area covered under the agreement. Sacramento will make annual payments to Comunidad La Bufa over the term of the agreement, at US$20,000 in the first year with subsequent payments increasing from the previous year's payment by 5% annually. In addition, upon commencement of commercial production the annual payment will be increased by 50% of the previous year's payment.

Exploration Highlights

NI 43-101 Resource Calculation
The Company has completed its initial Canadian National Instrument NI 43-101 compliant mineral resource estimate for its Tahuehueto property. This initial resource estimation has been prepared by Mine Development Associates ("MDA") of Reno, Nevada. Mine Development Associates is an independent full-service mining engineering firm, specializing in all aspects of exploration, mine development, and mine operations.

This resource represents only the upper, close to surface portion of three structures; the El Creston structure over approximately 670 metres of strike length; the Cinco de Mayo - Santiago structure known to be at least 3 km long and drill tested over approximately 2.5 km of strike length; and the El Rey structure tested over approximately 250 metres of strike length.

Resource Highlights

- 383,000 ounces gold equivalent – from contained 276,000 ounces of gold and 6.429 million ounces of silver *(calculated using formula Gold oz + Silver oz/60, assumes 100% Au & Ag recoveries and excludes base metal content)*
- 33.483 million pounds of copper
- 110.457 million pounds of lead
- 201.138 million pounds of zinc

Please refer to the Company's news release dated April 30th, 2008 for full details of the resource referred to above available at www.sohoresources.ca.

Exploration Activities
Soho's exploration programs have significantly enhanced the overall potential of the Tahuehueto property. With the recent publication of the project's initial resource estimate Soho is now in a position to work towards upgrading the confidence in, and adding new resources to, this initial resource calculation. This is being accomplished through the drilling of new holes both down dip of known mineralized zones and drilling along strike where drill spacing is too far apart to allow inferred resources to be calculated between existing holes.

Exploration highlights for the 2008 fiscal year include the completion of an 18,000-metre drilling program during the summer of 2007. The Company then launched both a 5,000-metre surface drill program with an independent contractor named Tecmin Servicios, S. A. de C. V. ("Tecmin") and a 3,000-metre, helicopter-supported drilling program. The Tecmin contract was extended and this company has completed approximately 7,400 metres of drilling as of the date of this management discussion. Unfortunately, the helicopter supported drill program failed to perform properly due to protracted mechanical problems with the drill. To overcome this difficulty a decision was made to establish skid drill access roads and the majority of holes targeted for helicopter supported drilling were eventually drilled by skid mounted rigs.

The Company also entered into a 5,000 meter diamond core drilling contract in late November 2007 with Falcon Perforaciones Mexico S.A. De C.V., ("Falcon") the Mexican subsidiary of Falcon Drilling Ltd. of Prince George, B.C. In early December one of Falcon's drill rigs was mobilized to Mexico and arrived on the project site commencing drilling operations in mid January 2008. A second Falcon rig was contracted for another 5,000 meter contract and was mobilized to the project, commencing drilling operations in March 2008. As of the date of this discussion, Falcon has completed approximately 8,815 metres of drilling and one of the Falcon drill rigs was demobilized from the project in May 2008, having completed its contract minimum footage.

To date Soho has completed more than a cumulative total of 44,000 metres of drilling in approximately 220 drill holes at Tahuehueto to define priority zones occurring within a district-scale epithermal system traced for at least six kilometres at Tahuehueto. The bulk of 2007/2008 drilling has been focused on resource definition within five priority zones.

Having released its first NI 43-101 compliant inferred resource estimate in late April 2008, and following the recommendations to be outlined in the subsequent report, Soho intends to initiate a new exploration phase. The primary goal of this new phase will be to upgrade and expand on the initial resource estimate. Well along on the path to increasing the resource, Soho has completed approximately 58 new drill holes that were not included in the resource calculation as they were completed after the resource data cut-off date. Upgrading the resource from inferred to indicated and measured can be accomplished firstly, by inexpensively improving the drill hole geological logging database which is now underway and secondly by conducting infill drilling and possibly underground development on resource zones identified so far and recommended for follow up in the upcoming resource report. Metallurgical studies and geotechnical studies need also be undertaken as soon as possible. In addition, continued exploration drilling is planned during 2008 on several well mineralized and promising zones and structures such as Santiago, El Rey, Espinal and Texcalama.

Soho recognizes that additional funding must be obtained in order to continue to explore and develop the project and meet its exploration planes for the remainder of 2008 and into the future.

District Scale Geologic Mapping

Mapping carried out in April of this year has extended the Texcalama zone from its previously known length of 600 metres to a currently mapped length of over 1800 metres. Texcalama consists of several near parallel sheeted veins in a zone up to 8 metres wide. Grab samples taken while mapping returned results up to 47.5 g/t Au, 128 g/t Ag, 1.10 % Cu, 2.56 % Pb, 2.90 % Zn. Drilling on this target will be started after the first pass resource drilling is complete.

Environment and Community

Soho conducts its exploration and development activities in a socially and environmentally progressive manner consistent with the principles of Sustainable Development. Particular emphasis is placed on establishing good relationships with community leaders and state authorities to ensure citizens are kept informed of the Company's exploration activities.

The project was visited by Mexican government authorities from PROFEPA (environment), CONAGUA (water) and INAH (history and anthropology). In all cases the project met or exceeded the government official's expectations and Soho continues to have all operating permits required for the current stage of development.

As the Tahuehueto project advances from exploration and development to the pre-feasibility stage, environmental baseline studies will lay the foundation for more detailed programs examining all aspects of potential mine development to ensure the highest standards of environmental protection. The Company will continue to comply with all regulations and closely monitor its activities to minimize damage to the ecosystem.

Soho participates in a range of social initiatives in support of local communities, and has already helped to establish a local school and improve electrical, water supply and sanitation facilities. Soho recently established a medical clinic on the project site which services the crew and is available to the local populace. Local hiring and procurement policies have been adopted to ensure that benefits flow to the communities and region surrounding the project.

Corporate, General, and Administrative

Directors and Officers

At the Company's Annual General Meeting (the "AGM") held on October 11, 2007, shareholders elected the following individuals as directors of the Company:

Ralph Shearing
Marek Kreczmer
William Howald
Arthur Freeze
Paul Chung

At a subsequent directors meeting, the following director and officer appointments were made:

Audit Committee – Ralph Shearing, Marek Kreczmer, and Paul Chung
Human Resources & Compensation Committee – Marek Kreczmer, Paul Chung, William Howald
Advisory Board – Otto Jelinek, and John Anderson.
President and Chief Executive Officer – Ralph Shearing
Chief Financial Officer - Donald Crossley
Vice-President of Exploration - Hall Stewart

Management Agreements

In January 2007 the Company entered into an agreement with Hall Stewart to provide geological and exploration management services to the Company for a monthly fee of US$11,000. In January 2008 this agreement was terminated and replaced with a new agreement between the Company and a company controlled by Mr. Stewart. Under the new agreement the Company is paying a monthly fee of US$12,500 for Mr. Hall's services and this agreement may be terminated by 3 months written notice. In addition Mr. Stewart was appointed an officer of the Company in the position of Vice-president, Exploration and Development.

In September 2004 the Company entered into a management services agreement with Ralph Shearing and CMB Investments Ltd., a company controlled by Mr. Shearing, to provide general management services to the Company for a monthly fee of $7,500. Mr. Shearing is the CEO and a Director of the Company. This agreement was terminated in October 2007 and replaced by an employment contract between the Company and Mr. Shearing.

In July 2004 the Company entered into an agreement with Frank Port and Seaport Capital Inc., a company controlled by Mr. Port, to provide business development and investor relations services to the Company for a monthly fee of $5,000. This agreement may be terminated by 30 days written notice. In addition Mr. Port was appointed an officer of the Company in the position of Vice-president Corporate Development. This agreement was terminated in May 2007 coincident with the resignation of Mr. Port.

In March 2005 the Company entered into a consulting services agreement with Jose Abraham Urias Romero and Urias Management & Investments Corp., a company controlled by Mr. Urias, to provide general and legal consulting services to the Company, including its Mexican subsidiaries, for a monthly fee of $5,000. Mr. Urias is a former director of the Company. This agreement was terminated in May 2007 coincident with the resignation of Mr. Urias.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties. These agreements have received regulatory approval where required.

Financing Activities

During the year ended February 29, 2008, pursuant to a private placement financing, and the exercise of options and warrants, the company received gross cash proceeds of $12,452,725 and issued 25,359,850 shares at an average price of $0.49.

Details of the above mentioned share issuances are available in the notes to the Company's consolidated financial statements for the year ended February 29, 2008.

Proceeds from the warrant, options, and private placement financings were utilized in the Company's Mexican operations and for general working capital purposes. All of the above financing transactions have received regulatory approval where applicable.

Capital Stock, Warrants, and Options

Capital Stock

As at June 18, 2008, there has been no change in the issued capital stock from the information disclosed in the February 29, 2008 consolidated financial statements.

Warrants

As at June 18, 2008, there has been no change in the warrants from the information disclosed in the February 29, 2008 consolidated financial statements, except that the 9,476,000 May 16, 2008 warrants expired without being exercised.

Stock Option Plan

A 2007 Stock Option Plan was approved by the shareholders on October 11, 2007, at the Company's annual general meeting. Under the 2007 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors.

As at June 18, 2008, the following share purchase options were outstanding:

Number of Shares	Exercise Price	Expiry Date
300,000	$0.65	December 1, 2008
1,075,000	$0.15	March 18, 2009
140,000	$0.15	September 29, 2009
100,000	$0.20	November 2, 2009
250,000	$0.25	November 2, 2009
50,000	$0.30	February 8, 2010
300,000	$0.25	March 17, 2010
200,000	$0.30	June 27, 2010
150,000	$0.30	September 15, 2010
150,000	$0.30	November 1, 2010
75,000	$0.20	December 1, 2010
1,280,000	$0.30	December 8, 2010
500,000	$0.63	May 17, 2011
350,000	$0.60	August 1, 2011
50,000	$0.50	December 1, 2011
200,000	$0.50	January 20, 2012
200,000	$0.45	March 19, 2012
350,000	$0.55	April 25, 2012
25,000	$0.64	May 10, 2012
95,000	$0.50	June 15, 2012
250,000	$0.50	September 1, 2012
25,000	$0.25	January 1, 2013
400,000	$0.25	April 15, 2013
200,000	$0.25	May 1, 2010
6,715,000		

Brokers' Unit Warrants

In connection with private placement financings, the Company granted non-transferable broker unit warrants entitling the brokers to purchase units, each unit consisting of one common share and one-half of a non-transferable share purchase warrant.

As at June 18, 2008, there has been no change in the broker unit warrants from the information disclosed in the February 29, 2008 consolidated financial statements.

Liquidity

At February 29, 2008, the Company had working capital of $4,674,623. Financings in the past two years have eliminated the historical working capital deficiencies experienced by the Company in prior years, and have provided funds both for the Company to continue its exploration program and for general working capital purposes. However the Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future.

Investor Relations

In September 2007 the Company entered into an agreement with John Walters Communications Inc. and Genoa Management Limited to provide business development and investor relations services to the Company for a monthly fee of $6,500, plus 300,000 stock options at an exercise price of $0.50 expiring on September 1, 2009. This agreement was effectively terminated on January 1, 2008 and replaced with a new agreement on April 30, 2008, at which time the previously issued 300,000 stock options were also cancelled. Under the terms of the new agreement, John Walters Communications Inc. is to provide business development and investor relations services to the Company for a monthly fee of $6,500, plus 200,000 stock options at an exercise price of $0.25 expiring on May 1, 2010. This agreement may be terminated by three months written notice.

During the period from March to May 2007, in addition to other management services, Frank Port was handling investor relation activities. (See above section on Management Agreements).

Related Party Transactions

In addition to certain related party transactions mentioned above, the Company had additional significant transactions with related parties, as are summarized below.

CMB Investments Ltd. (CMB), a company controlled by Ralph Shearing, a director and CEO of the Company, charged the Company a total of $60,000 for management services. This is compensation for time spent on administrative, financial, and operational affairs of the Company. The agreement was terminated in October 2007 and replaced by an employment contract between the Company and Mr. Shearing. Under the terms of the employment contract, Mr. Shearing is paid a salary of $13,333 per month, plus a $50,000 bonus, and is eligible to receive 400,000 share purchase options. The bonus has been paid, and is included in wages expense, while the share purchase options have not yet been granted.

The Company paid approximately $23,250 in consulting fees to Stillwater Enterprises Ltd., a company controlled by Art Freeze, a director the Company.

Paid $149,084 for geological consulting fees and exploration management services included in mineral properties, to Hall Stewart, an officer of the Company and to a company controlled by Mr. Stewart.

The Company paid professional fees of $93,150 to a company controlled by Don Crossley. Mr. Crossley is a chartered accountant and the chief financial officer of the Company, and as such provides the company with general management, administrative, financial, and accounting services.

The Company also paid fees for investor relations of $15,000 to a company controlled by Frank Port, a now former officer of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Critical Accounting Estimate

Asset Retirement Obligation

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. The Company has accrued $177,122 as an asset retirement obligation. The asset retirement obligation is considered to be present value.

Risk Factors and Uncertainties

Forward-Looking Statements
Certain statements made and information contained in this MD&A and elsewhere may constitute forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of precious and base metals, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment, sufficient labour and subcontractors, and that the political environment within the Company's operating jurisdictions will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

The Company's ability to generate revenue and profit from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors, including, without limitation, the following:

Precious and Base Metal Price Fluctuations
The Company's ability to finance its mineral property acquisition, exploration and eventual development is dependent upon the market price of certain precious and base metals. The price of such metals has fluctuated widely and is affected by numerous economic and political factors, consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and productivity, metal substitutes and stock levels. These fluctuations may result in the Company not receiving an adequate return on invested capital or the investment retaining its value.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards, risks and liabilities normally incidental to exploration, development and production of precious and base metals. The Company presently carries liability insurance, however any liabilities arising from its operations may have a material, adverse effect on the Company's financial position.

Exploration and Development
There is no known body of commercial ore on the Company's mineral properties. Development of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few exploration properties are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any commercially viable discoveries.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes and the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery
There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation
Operations, development and exploration on the Company's properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Environmental Factors
All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving and requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties, which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt.

The Company's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Internal Controls

Internal controls over financial reporting are defined under Canadian securities policy MI 52-109 as "... a process designed by, or under the supervision of, the issuer's chief executive officers and chief financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the issuer's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and
c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements."

The Company has conducted a review and evaluation of its internal controls over financial reporting, with the conclusion that as at February 29, 2008 the Company's system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. In its evaluation, the Company identified certain material weaknesses in internal controls over financial reporting:

a) due to the limited number of staff at the Company, it is not feasible to achieve the complete segregation of incompatible duties; and
b) due to the limited number of staff, the Company relies upon third parties as participants in the Company's internal controls over financial reporting.

The Company believes these weakness are mitigated by: the active involvement of senior management and the board of directors in all the affairs of the Company; open lines of communication within the Company; the present levels of activities and transactions within the Company being readily transparent; the thorough review of the Company's financial statements by management, and the board of directors. However, these mitigating factors will not necessarily prevent the likelihood that a material misstatement will not occur as a result of the aforesaid weaknesses in the Company's internal controls over financial reporting. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met.

Management has not made any change in the Company's system of internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Changes in Accounting Policies

Financial Instruments
Effective March 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company did not have any comprehensive income in the year.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading financial instruments, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial assets are measured at fair value and changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired.

Cash is classified as held-for-trading. Receivables are classified as loans and receivables and accounts payable and accrued liabilities are classified as other liabilities, all of which are measured at amortized cost.

The adoption of these new sections has not had a significant impact on the Company's financial position, results of operations and cash flows.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and obligation under share purchase agreement. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Financial risk
The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Credit risk
The Company is exposed to credit risk only with respect to uncertainties as to timing and collectability of receivables, primarily refundable IVA tax (value added tax) due from the government of Mexico.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing, CEO
June 18, 2008

END